Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, NY 10510

March 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Registration Statement on Form S-1 of Symmetry Holdings Inc.

Dear Sir or Madam:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Symmetry Holdings Inc., a Delaware corporation hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-135353) be accelerated so that it will become effective at 4:00 p.m., New York City time, on March 6, 2007, or as soon thereafter as practicable.

        In connection with this acceleration request, we hereby acknowledge that:

o	Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action on the filing.

o	The action of the Commission or the staff, acting by delegated authority, in declaring the registration statement effective does not relieve us from our full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

o	We may not assert the staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Very truly yours, SYMMETRY HOLDINGS INC. By: /s/ Corrado De Gasperis Chief Executive Officer